Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$4,047	$6,294	$4,975	$7,852	$3,914

Add:
Total interest expense	36,875	33,339	29,737	29,587	32,498
Provision for federal income taxes	166	1,277	1,024	2,434	840
Losses from partnership investments (1)	865	849	702	637	509
Capitalized interest	22	11	16	19	17
Minority interest in earnings (losses) of consolidated subsidiaries	(10)	2	8	—	—

Earnings, as adjusted	$41,965	$41,772	$36,462	$40,529	$37,778

Fixed charges:
Total interest expense	$36,875	$33,339	$29,737	$29,587	$32,498
Capitalized interest	22	11	16	19	17
Preferred stock dividends and issuance costs at redemption (2)	532	585	199	197	135

Total fixed charges including preferred stock dividends and issuance costs at redemption	$37,429	$33,935	$29,952	$29,803	$32,650

Ratio of earnings to combined fixed charges and preferred stock dividends and issuance costs at redemption	1.12:1	1.23:1	1.22:1	1.36:1	1.16:1

(1)	Includes amortized capitalized interest related to our partnership investments of $10 million, $9 million , $5 million, $5 million and $4 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 respectively.

(2)	Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods.